Exhibit 99.1

Draganfly Inc.

Condensed Consolidated Interim Financial Statements - Unaudited

For the Three and Nine Months Ended September 30, 2024

(Expressed in Canadian Dollars)

Draganfly Inc.

Condensed Consolidated Interim Statements of Financial Position - Unaudited

Expressed in Canadian Dollars

		September 30,	December 31,
As at	Notes	2024	2023

ASSETS
Current Assets
Cash		$3,997,577	$3,093,612
Receivables	4	854,169	649,612
Inventory	5	1,510,371	1,596,536
Prepaids and Deposits	6	972,469	1,342,215
		7,334,586	6,681,975

Equipment	8	514,940	680,801
Intangible assets		47,962	56,426
Investments	7	14,286	189,403
Receivable	5	156,200	-
Right of use assets	9	460,745	721,687
TOTAL ASSETS		$8,528,719	$8,330,292

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade payables and accrued liabilities	17	$2,213,443	$2,638,981
Customer deposits		95,352	104,715
Deferred income	11	14,428	12,112
Loans payable	12	-	85,058
Derivative liability	13	1,252,005	4,196,125
Lease liabilities	10	210,012	362,001
		3,785,240	7,398,992

Non-current Liabilities
Deferred Income	11	68,672	95,562
Lease liabilities	10	313,848	428,022
TOTAL LIABILITIES		4,167,760	7,922,576

SHAREHOLDERS’ EQUITY
Share capital	13	106,191,431	97,070,976
Reserve – share-based payments	13	7,273,102	6,870,139
Warrants	13	3,776,428	-
Accumulated deficit		(112,743,907)	(103,588,356)
Accumulated other comprehensive income		(136,095)	54,957
TOTAL SHAREHOLDERS’ EQUITY		4,360,959	407,716
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$8,528,719	$8,330,292

Nature and Continuance of Operations (Note 1)

Approved and authorized for issuance by the Board of Directors on November 14, 2024.

“Scott Larson”	“Cameron Chell”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

Draganfly Inc.

Condensed Consolidated Interim Statements of Comprehensive loss - Unaudited

Expressed in Canadian Dollars

		For the three months ended		For the nine months ended
		September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Sales of goods	14	$1,328,675	$1,653,111	$3,953,974	$4,615,285
Provision of services	14	556,647	484,906	993,920	1,023,257
TOTAL REVENUE		1,885,322	2,138,017	4,947,894	5,638,542

COST OF SALES	5	(1,444,542)	(1,243,334)	(3,765,429)	(3,833,308)

GROSS PROFIT		440,780	894,683	1,182,465	1,805,234

OPERATING EXPENSES
Amortization		$2,821	$8,990	$8,464	$26,969
Depreciation	8, 9	139,358	137,880	424,039	362,123
Director fees	17	131,469	148,914	375,369	452,154
Insurance		234,279	423,036	954,259	1,429,466
Office and miscellaneous	15	508,554	1,605,520	1,375,985	5,843,576
Professional fees		774,069	1,108,983	2,242,807	3,530,057
Research and development		347,373	59,792	659,832	1,408,476
Share-based payments	13,17	400,575	788,824	904,629	1,808,302
Travel		57,436	222,105	174,367	515,691
Wages and salaries	17	1,529,144	1,852,095	4,932,183	5,821,493
		(4,125,078)	(6,356,139)	(12,051,934)	(21,198,307)
OTHER INCOME (EXPENSE)
Change in fair value of derivative liability	13	3,575,559	-	2,788,734	57,314
Finance and other gain		38,632	30,714	85,436	77,466
Foreign exchange gain (loss)		(48,216)	86,718	26,344	(106,357)
Gain (loss) on disposal of assets		7,846	600	32,148	16,295
Gain (loss) on recovery (impairment) of notes receivable		7,564	(104,780)	18,425	(104,780)
Government income		-	1,319	-	3,891
Other income (expense)	16	(97,281)	-	(1,237,169)	25,769
		$3,484,104	$14,571	$1,713,918	$(30,402)

NET INCOME (LOSS)		$(200,194)	$(5,446,885)	$(9,155,551)	$(19,423,475)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified to profit or loss
Foreign exchange translation		1,086	(449)	(15,935)	(108,626)
Items that will not be reclassified to profit or loss
Change in fair value of equity investments at FVOCI	7	(165,441)	(82,914)	(175,117)	14,046
COMPREHENSIVE INCOME (LOSS)		(364,549)	(5,530,248)	(9,346,603)	(19,518,055)

Net Income (Loss) per share – Basic & diluted		$(0.06)	$(3.13)	$(3.28)	$(11.99)
Weighted average number of common shares outstanding – Basic & diluted		3,351,778	1,738,779	2,794,072	1,619,343

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

Draganfly Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity - Unaudited

Expressed in Canadian Dollars

						Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Reserve – Share-Based Payments	Warrants	Accumulated Deficit	Change in Fair Value of Investments at FVTOCI	Exchange Differences on Translation of Foreign Operations	Total Shareholders’ Equity (Deficit)
Balance at December 31, 2022	1,371,204	$83,600,089	$7,264,340	$-	$(79,976,546)	$(431,123)	$584,121	$11,040,881
Shares issued for financing – ATM(1)	26,030	1,748,946	-	-	-	-	-	1,748,946
Share issue costs	-	(222,136)	-	-	-	-	-	(222,136)
Shares issued for financing	320,000	10,856,166	-	-	-	-	-	10,856,166
Share issue costs	-	(1,786,980)	-	-	-	-	-	(1,786,980)
Shares issued for the exercise of RSUs	37,159	1,323,551	(1,323,551)	-	-	-	-	-
Share-based payments	-	-	1,808,302	-	-	-	-	1,808,302
Net loss	-	-	-	-	(19,423,475)	-	-	(19,423,475)
Change in fair value of equity investments at FVOCI	-	-	-	-	-	14,046	-	14,046
Translation of foreign operations	-	-	-	-	-	-	(108,626)	(108,626)
Balance at September 30, 2023	1,754,393	$95,519,636	$7,749,091	$-	$(99,400,021)	$(417,077)	$475,495	$3,927,124
Shares issued for financing	192,000	520,064	-	-	-	-	-	520,064
Share issue costs	-	(285,906)	224,868	-	-	-	-	(61,038)
Shares issued for the exercise of RSUs	23,173	1,317,182	(1,317,182)	-	-	-	-	-
Share-based payments	-	-	213,362	-	-	-	-	213,362
Net loss	-	-	-	-	(4,188,335)	-	-	(4,188,335)
Change in fair value of equity investments at FVOCI	-	-	-	-	-	(17,226)	-	(17,226)
Translation of foreign operations	-	-	-	-	-	-	13,765	13,765
Balance at December 31, 2023	1,969,566	$97,070,976	$6,870,139	$-	$(103,588,356)	$(434,303)	$489,260	$407,716
Shares issued for financing	1,077,208	5,111,911	-	-	-	-	-	5,111,911
Share issue costs	-	(877,474)	327,696	-	-	-	-	(549,778)
Shares issued for the exercise of warrants	791,668	4,056,657	-	-	-	-	-	4,056,657
Shares issued for the exercise of RSUs	22,766	829,361	(829,361)	-	-	-	-	-
Shares returned to treasury	(36,000)	-	-	-	-	-	-	-
Warrants – equity treatment	-	-	-	3,776,428	-	-	-	3,776,428
Share-based payments	-	-	904,628	-	-	-	-	904,628
Net loss	-	-	-	-	(9,155,551)	-	-	(9,155,551)
Change in fair value of equity investments at FVOCI	-	-	-	-	-	(175,117)	-	(175,117)
Translation of foreign operations	-	-	-	-	-	-	(15,935)	(15,935)
Balance at September 30, 2024	3,825,208	$106,191,431	$7,273,102	$3,776,428	$(112,743,907)	$(609,420)	$473,325	$4,360,959

(1)	At the market

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

Draganfly Inc.

Condensed Consolidated Interim Statements of Cash Flows - Unaudited

Expressed in Canadian Dollars

	For the nine months ended September 30,
	2024	2023

OPERATING ACTIVITIES
Net loss	$(9,155,551)	$(19,423,475)
Adjustments for:
Amortization	8,464	26,969
Depreciation	424,039	362,123
Impairment of accounts receivable	-	198,513
Change in fair value of derivative liability	(2,788,734)	(57,314)
Impairment of inventory	148,760	208,247
Impairment (Gain) on recovery of notes receivable	(18,425)	104,780
Finance and other costs	1,204,434	3,893
Gain on disposal of assets	(22,553)	(16,295)
Share-based payments	904,629	1,808,302
	(9,294,937)	(16,784,257)
Net changes in non-cash working capital items:
Receivables	(360,757)	743,149
Inventory	(62,595)	(993,769)
Prepaids	369,747	482,491
Trade payables and accrued liabilities	(220,627)	1,236,740
Customer deposits	(9,363)	(145,804)
Deferred income	(24,574)	74,110
Cash used in operating activities	(9,603,106)	(15,387,340)

INVESTING ACTIVITIES
Purchase of equipment	(73,027)	(410,387)
Disposal of equipment	103,923	46,976
Repayment of notes receivable	18,425	63,833
Cash provided by (used in) investing activities	49,321	(299,578)

FINANCING ACTIVITIES
Proceeds from issuance of common shares for financing	12,479,693	12,605,112
Share issue costs	(2,036,067)	(2,009,116)
Proceeds from issuance of common shares for warrants exercised	373,244	-
Repayment of loans	(85,058)	(5,060)
Repayment of lease liabilities	(258,127)	(233,089)
Cash provided by (used in) financing activities	10,473,685	10,357,847

Effects of exchange rate changes on cash	(15,935)	(108,626)
Change in cash	919,900	(5,329,071)
Cash and cash equivalents, beginning of period	3,093,612	7,894,781
Cash and cash equivalents, end of period	$3,997,577	$2,457,084

SUPPLEMENTARY CASH FLOW DISCLOSURE
Interest paid	$15,428	$80,258
Share issue costs in accounts payable	71,912	52,216

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2024

Expressed in Canadian Dollars (unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Draganfly Inc. (the “Company”) was incorporated on June 1, 2018 under the Business Corporations Act (British Columbia). The Company creates quality, cutting-edge unmanned and remote data collection and analysis platforms and systems that are designed to revolutionize the way companies do business. The Company’s shares trade on the Canadian Securities Exchange (the “CSE”), on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “DPRO” and on the Frankfurt Stock Exchange under the symbol “3U8A”. The Company’s head office is located at 235 103rd St. E, Saskatoon, SK, S7N 1Y8 and its registered office is located at 2800 – 666 Burrard Street, Vancouver, BC, V6C 2Z7.

These condensed consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. To date, the Company has not been profitable and has an accumulated deficit of $112,743,907. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing and or achieve profitable operations in the future. These factors raise substantial doubt over the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

2.	BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements include all necessary disclosures required for interim financial statements but do not include all disclosures required for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2023.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 14, 2024.

Basis of consolidation

Each subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date when such control ceases.

The condensed consolidated interim financial statements include the accounts and results of operations of the Company and its wholly owned subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest
Draganfly Innovations Inc. (“DII”)	Canada	100%
Draganfly Innovations USA, Inc. (“DI USA”)	US	100%
Dronelogics Systems Inc. (“Dronelogics”)	Canada	100%

All intercompany balances and transactions were eliminated on consolidation.

6

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2024

Expressed in Canadian Dollars (unaudited)

3.	MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES, AND JUDGEMENTS

Adoption of new policy

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units for equity treatment warrants, whereby the carrying amount of the warrants is determined based on any difference between gross proceeds and the estimated fair market value of the common shares. If the proceeds from the offering are less than or equal to the estimated fair market value of common shares issued, no value is assigned to the warrants. Warrants that are issued as payment to a finder or other transaction costs are accounted for as share-based payments.

Material Accounting Policy Information

These condensed consolidated interim financial statements have been prepared following the same accounting principles and methods of computation as in outlined in the Company’s consolidated financial statements for the year ended December 31, 2023. A description of the accounting standards and interpretations that have been adopted by the Company can be found in the notes of the annual financial statements for the year ended December 31, 2023.

The preparation of the condensed consolidated interim financial statements requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. These condensed consolidated interim financial statements include estimates, which by their nature, are uncertain. These assumptions and associated estimates are based on historical experience and other factors that are considered to be relevant. As such, actual results may differ from estimates and the effect of such differences may be material. Significant estimates and judgements used in the preparation of these condensed consolidated interim financial statements remained unchanged from those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2023.

4.	RECEIVABLES

As at	September 30, 2024	December 31, 2023
Trade accounts receivable	$981,369	$610,443
Sales tax receivable	29,000	39,169
	$1,010,369	$649,612
Current portion	$854,169	$649,612
Long term portion	156,200	-
	$1,010,369	$649,612

During the nine months ended September 30, 2024, the Company recorded a provision for doubtful accounts of $40,409 (2023 – $198,513).

The long-term receivable represents a refundable deposit that the Company has asked to have returned. The agreement allows for a two-year repayment term once the request has been made.

5.	INVENTORY

As at	September 30, 2024	December 31, 2023
Finished goods	$1,473,771	$904,858
Parts	36,600	691,678
	$1,510,371	$1,596,536

During the three and nine months ended September 30, 2024, $1,152,068 (2023 - $927,912) and $3,296,218 (2023 – $3,199,976) of inventory was recognized in cost of sales respectively including an allowance to value its inventory for obsolete and slow-moving inventory of $176,422 (2023 - $77,047) and $459,591 (2023 - $199,647) respectively.

7

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2024

Expressed in Canadian Dollars (unaudited)

5.	INVENTORY (CONT’D)

Cost of sales consist of the following:

For the nine months ended	September 30, 2024	September 30, 2023
Inventory	$3,296,218	$3,199,976
Consulting and services	418,035	468,959
Other	51,176	164,373
	$3,765,429	$3,833,308

6.	PREPAIDS AND DEPOSITS

As at	September 30, 2024	December 31, 2023
Insurance	$525,510	$838,445
Prepaid other	160,032	142,124
Deposits	286,927	361,646
	$972,469	$1,342,215

7.	INVESTMENTS

Balance at December 31, 2023	$189,403
Change in fair value	(175,117)
Balance at September 30, 2024	$14,286

Fair value of investments is comprised of:

Public company shares	$14,286
Private company shares	-
Balance at September 30, 2024	$14,286

The Company holds 1,428,571 shares of a publicly listed company with an initial cost of $500,000.

The Company holds 50,000 common shares of a private company with an initial value of USD$100,000. The Company considers if observable market data exists on a quarterly basis to value the investment. During the quarter ended September 30, 2024 the Company recognized and impairment of $134,910 (USD $100,000) based on publicly available information.

8

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2024

Expressed in Canadian Dollars (unaudited)

8.	EQUIPMENT

	Computer Equipment	Furniture and Equipment	Leasehold Improvements	Vehicles	Total
Cost
Balance at December 31, 2022	$95,662	$834,453	$-	$36,033	$966,148
Additions	58,611	320,943	86,530	24,310	490,394
Disposals	(21,000)	(115,204)	-	-	(136,204)
Balance at December 31, 2023	133,273	1,040,192	86,530	60,343	1,320,338
Additions	6,876	63,792	2,359	-	73,027
Disposals	(9,821)	(172,611)	-	-	(182,432)
Balance at September 30, 2024	$130,328	$931,373	$88,889	$60,343	$1,210,933

Accumulated depreciation
Balance at December 31, 2022	$41,998	$502,790	$-	$16,669	$561,457
Charge for the year	22,762	112,361	6,790	12,497	154,410
Disposals	(6,582)	(69,748)	-	-	(76,330)
Balance at December 31, 2023	58,178	545,403	6,790	29,166	639,537
Charge for the period	29,643	107,486	13,374	7,015	157,518
Disposals	(3,383)	(97,679)	-	-	(101,062)
Balance at September 30, 2024	$84,438	$555,210	$20,164	$36,181	$695,993

Net book value:
December 31, 2023	$75,095	$494,789	$79,740	$31,177	$680,801
September 30, 2024	$45,890	$376,163	$68,725	$24,162	$514,940

9.	RIGHT OF USE ASSETS

	Vehicles	Buildings	Land	Total

Balance at December 31, 2022	$2,385	$342,361	$-	$344,746
Additions	-	322,354	418,001	740,355
Depreciation	(2,385)	(149,644)	(211,057)	(363,086)
Foreign exchange translation	-	-	(328)	(328)
Balance at December 31, 2023	$-	$515,071	$206,616	$721,687
Depreciation	$-	$(107,046)	$(159,476)	$(266,522)
Foreign exchange translation	-	-	5,580	5,580
Balance at September 30, 2024	$-	$408,025	$52,720	$460,745

The Company has four leases with expiration dates of December 31, 2024, May 31, 2026, January 31, 2027, and September 30, 2028.

9

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2024

Expressed in Canadian Dollars (unaudited)

10.	LEASE LIABILITIES

The Company leases certain assets under lease agreements. The lease liabilities consist of leases of facilities and vehicles with terms ranging from one to five years. The leases are calculated using incremental borrowing rates ranging from 7.5% to 13.25%. Extension options are included in a majority of the leases with options that are only exercisable by the Company and not the other party.

As at	Total
Balance at December 31, 2022	$378,643
Interest expense	96,423
Additions	734,903
Lease payments	(423,410)
Foreign exchange translation	3,464
Balance at December 31, 2023	790,023
Interest expense	53,017
Lease payments	(311,145)
Foreign exchange translation	(8,035)
Balance at September 30, 2024	$523,860

Which consists of:
	September 30, 2024	December 31, 2023
Current lease liability	$210,012	$362,001
Non-current lease liability	313,848	428,022
Ending balance	$523,860	$790,023

Maturity analysis	Total
Less than one year	$251,129
One to three years	282,419
Four to five years	71,836
Total undiscounted lease liabilities	605,384
Amount representing interest	(81,524)
$523,860

11.	DEFERRED INCOME

At times, the Company may take payment in advance for services to be rendered. These amounts are held and recognized as services are rendered.

As at	September 30, 2024	December 31, 2023
Deferred income from customers	$-	$12,112
Deferred income from government	83,100	95,562
	$83,100	$107,674
Current portion	$14,428	$12,112
Long-term portion	68,672	95,562
	$83,100	$107,674

Deferred revenue of $14,428 as of September 30, 2024 is expected to be recognized as revenue within one year. The remaining is related to a long-term support and maintenance arrangements and will be recognized according to the terms of these arrangements over the next 4 years.

10

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2024

Expressed in Canadian Dollars (unaudited)

12.	LOANS PAYABLE

As at	September 30, 2024	December 31, 2023
Opening balance	$85,058	$86,571
Repayment of loans payable	(85,058)	(6,747)
Accretion expense	-	5,234
Ending balance	$-	$85,058

	Start Date	Maturity Date	Rate	Carrying Value September 30, 2024	Carrying Value December 31, 2023
CEBA	2020-05-19	2024-03-28	0%	$-	$40,000
CEBA	2021-04-23	2024-03-28	0%	-	40,000
Vehicle loan	2019-08-30	2024-09-11	6.99%	-	5,058
Total				$-	$85,058

The CEBA loans are unsecured, and the vehicle loan is secured by the vehicle. The CEBA loans were repaid March 25, 2024. The vehicle loan was fully paid in September 2024.

13.	SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

During the nine months ended September 30, 2024,

●	The Company issued 22,766 common shares for the vesting of restricted share units.

●	The Company issued 791,668 common shares for the exercise of warrants

●	On February 26, 2024, the Company issued 448,000 units consisting of one common share and one warrant and 88,000 units consisting of one prefunded warrant and one warrant in a financing for $4,877,475 with share issuance costs of $752,498 for net proceeds of $4,124,977. Of the total share issuance costs $441,166 was expensed in other income (expense). The value of the issuance was allocated $2,017,966 to the shares, and $2,859,509 to the warrants, including $431,084 allocated to prefunded warrants. The prefunded warrants were exercised on the date of issue. On March 27, 2024, the exercise price of the warrants was amended to US$0.1761 from the original exercise price of USD $0.36 due to a one time exercise price reset Post share consolidation, the new exercise price is US$4.4025.

●	36,000 shares were returned to treasury that were held in escrow related to the Vital Intelligence Inc. acquisition for failure to meet required milestones. All value that had been recorded related to these shares had been previously written off

●	On April 29, 2024, the Company issued 282,541 units consisting of one common share and one warrant and 258,000 units consisting of one prefunded warrant and one warrant in a financing for $4,882,168 with share issuance costs of $779,615 for net proceeds of $4,102,553. Of the total share issuance costs $671,747 was expensed in other income (expense). The value of the issuance was allocated $396,137 to the shares, and $4,422,815 to the warrants, including $1,248,343 allocated to prefunded warrants.

●	On August 21, 2024, the Company issued 346,667 units consisting of one common share and one warrant, and 320,000 units consisting of one prefunded warrant and one warrant in a financing for $2,720,050 with share issue costs of $343,676 for net proceeds of $2,376,374. The value of the issuance was allocated $160,076 to the shares, and $2,559,974 to the warrants including $591,265 allocated to prefunded warrants.

11

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2024

Expressed in Canadian Dollars (unaudited)

13.	SHARE CAPITAL (CONT’D)

During the year ended December 31, 2023,

●	The Company issued 60,332 common shares for the vesting of restricted share units.

●	The Company issued 320,000 common shares in a financing for $10,856,166 with share issuance costs of $1,953,032 for net proceeds of $8,903,134.

●	The Company issued 26,030 common shares in an ATM (“At – the - market”) financing for $1,748,946 with share issuance costs of $222,136 for net proceeds of $1,526,810.

●	The Company issued 192,000 common shares in a financing for proceeds of $4,858,995 with share issuance costs of $889,623 for net proceeds of $3,969,372. Of the total share issuance costs $793,979 were expensed in other income (expense). Value of the issuance was allocated $520,064 to the shares and $4,338,931 to derivative liability.

Share consolidation

On September 5, 2024 the Company effected a 25:1 share consolidation. All share, warrant, option and RSU numbers in these statements are shown post consolidation, including exercise prices, unless otherwise noted.

Stock Options

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the CSE requirements, grant to directors, officers, employees, and technical consultants to the Company, non-transferable stock options to purchase common shares. The total number of common shares reserved and available for grant and issuance pursuant to this plan shall not exceed 15% (in the aggregate) of the issued and outstanding common shares from time to time. The number of options awarded and underlying vesting conditions are determined by the Board of Directors in its discretion.

As at September 30, 2024, the Company had the following options outstanding and exercisable:

Grant Date	Expiry Date	Exercise Price	Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Exercisable
October 30, 2019	October 30, 2029	$62.50	5.07	11,130	11,134
November 19, 2019	November 19, 2029	$62.50	5.13	2,000	2,000
April 30, 2020	April 30, 2030	$62.50	5.57	320	320
April 30, 2020	April 30, 2030	$96.25	5.57	4,400	4,400
July 3, 2020	July 3, 2025	$80.00	0.75	4,000	4,000
November 24, 2020	November 24, 2030	$62.50	6.14	1,280	1,280
February 2, 2021	February 2, 2031	$330.00	6.33	1,200	1,200
March 8, 2021	March 8, 2026	$347.50	1.43	400	400
April 27, 2021	April 27, 2031	$253.75	6.56	4,840	4,774
September 9, 2021	September 9, 2026	$121.00	1.94	1,034	1,034
November 9, 2023	November 9, 2033	$15.65	9.09	1,200	400
				31,804	30,942

12

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2024

Expressed in Canadian Dollars (unaudited)

13.	SHARE CAPITAL (CONT’D)

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2022	35,154	$115.00
Forfeited	(400)	94.25
Issued	1,200	15.65
Outstanding, December 31, 2023	35,954	$112.00
Forfeited	(4,150)	111.61
Outstanding, September 30, 2024	31,804	$111.99

No options were granted by the Company during the nine months ended September 30, 2024.

During the three and nine months ended September 30, 2024, the Company recorded $5,600 (2023 – $27,425) and $58,979 (2023 - $130,437) respectively in stock-based compensation in relation to the vesting of stock options. The fair values of stock options granted were estimated using the Black-Scholes Option Pricing Model.

Restricted Share Units

During the three and nine months ended September 30, 2024, the Company recorded share-based payment expense of $394,975 (2023 - $451,490) and $845,650 (2023 - $889,041) for RSUs, based on the fair values of RSUs granted which were calculated using the closing price of the Company’s stock on the day prior to grant.

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, restricted stock units (RSUs). The number of RSUs awarded and underlying vesting conditions are determined by the Board of Directors in its discretion. RSUs will have a 3-year vesting period following the award date. The total number of common shares reserved and available for grant and issuance pursuant to this plan, and the total number of Restricted Share Units that may be awarded pursuant to this plan, shall not exceed 15% (in the aggregate) of the issued and outstanding common shares from time to time.

As at September 30, 2024, the Company had the following RSUs outstanding:

Number of RSUs
Outstanding, December 31, 2022	47,982
Vested	(60,331)
Issued	67,413
Forfeited	(10,519)
Outstanding, December 31, 2023	44,545
Vested	(22,750)
Issued	185,218
Forfeited	(10,487)
Outstanding, September 30, 2024	196,526

13

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2024

Expressed in Canadian Dollars (unaudited)

13.	SHARE CAPITAL (CONT’D)

Warrants

During the nine months ended September 30, 2024 and the year ended December 31, 2023, the Company issued pre-funded warrants (“USD pre-funded Warrants”) where a portion of the funds related to the eventual exercise have already been received with the remaining exercise price in USD. As part of these same issuances, shares with warrants attached were issued. Being in a foreign currency that is not the Company’s functional currency and these pre-funded warrants were not issued in exchange for services, the value related to the future exercise price of the USD pre-funded Warrants are required to be recorded as a financial liability and not as equity. As a financial liability, the portion of the USD pre-funded Warrants related to the future exercise price will be revalued on a quarterly basis to fair market value with the change in fair value being recorded in profit or loss. The warrants issued with the shares are also in USD so are also accounted for as a liability. In addition, the Company also issued pre-funded warrants with an exercise price in Canadian dollars (“Pre-funded Warrants”). These are also treated as a liability as the agreement contains clauses that do not meet the fixed for fixed test. As a financial liability, the portion of the Pre-funded Warrants related to the future exercise price will be revalued on a quarterly basis to fair market value with the change in fair value being recorded in profit or loss. The warrants issued with the shares are also accounted for as a liability as these also contain clauses that do not meet the fixed for fixed test.

On August 7, 2024, the exercise price of the April 29, 2024 warrants were amended to CAD $0.2250 or CAD $5.625 on a post share consolidation basis. The exercise price of the October Warrants was reduced twice and converted to Canadian dollars for a new exercise price of CAD $5.6925. For the October 2023 issuance and the April 2024 issuance, the warrant agreements were further amended as of August 7, 2024 to remove the cashless exercise feature and any anti-dilution clauses that would lead to variability in settlement so they now meet the requirement for equity treatment of the warrants. The warrants were fair values on August 7, 2024 and transferred to equity.

The warrants issued as part of the August 2024 issuance were issued with a CAD exercise price, no cashless exercise feature and no anti-dilution clauses that would lead to variability in settlement.

To reach a fair value of the warrants, a Black Scholes calculation is used, calculated in USD for those with a USD exercise price and in CAD for those with a Canadian exercise price. The Black Scholes value per warrant is then multiplied by the number of outstanding warrants and then multiplied by the foreign exchange rate at the end of the period for those denominated in USD.

Summary of issue date fair value inputs

	February Issuance		April Issuance		August Issuance
	Warrants	Broker	Warrants	Broker	Broker
Volatility	119.23%	107.8%	119.80%	108.67%	118.87%
Risk free rate	4.33%	4.48%	4.65%	4.62%	3.74%
Expected life	5 years	3 years	5 years	3 years	3 years
Expected dividend yield	0%	0%	0%	0%	0%

14

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2024

Expressed in Canadian Dollars (unaudited)

13.	SHARE CAPITAL (CONT’D)

Warrant Derivative Liability

Balance at December 31, 2022	$-
Warrants issued	3,985,015
Change in fair value of warrants outstanding	211,110
Balance at December 31, 2023	$4,196,125
Warrants issued	7,282,325
Warrants exercised	(3,661,282)
Change in fair value of warrants outstanding	(2,788,734)
Reclassify amended warrants to equity	(3,776,429)
Balance at September 30, 2024	$1,252,005

Warrants – Equity Treatment

Balance at December 31, 2023	$-
Reclassification of amended warrants	3,776,428
Balance at September 30, 2024	$3,776,428

Details of liability warrants and their fair values are as follows:

Issue Date	Exercise Price		Number of Warrants Outstanding at September 30, 2024	Fair Value at September 30, 2024	Number of Warrants Outstanding at December 31, 2023	Fair Value at December 31, 2023
Derivative Liability
February 26, 2024 (1)	US$	4.4025	474,332	1,252,005	-	-
October 30, 2023 (2)	CAD$	5.6925	-	-	256,000	3,180,543
October 30, 2023 (3)	US$	0.003	-	-	64,000	1,015,582
			474,332	$1,252,005	320,000	$4,196,125

1)	The warrants expire February 26, 2029.
2)	The warrant terms were amended and warrants were reclassified to equity August 7,2024
3)	The warrants have no expiry date. They were exercised January 5, 2024.

Details of the warrants treated as equity and their fair values are as follows:

Warrants – Equity Treatment

	Exercise Price		Number of Warrants Outstanding at September 30, 2024	Fair value at September 30, 2024	Number of Warrants Outstanding at December 31, 2023	Fair Value at December 31, 2023
October 30, 2023 (1)	CAD$	5.6925	256,000	$1,187,147	-		$-
April 29, 2024 (2)	CAD$	5.625	540,541	2,589,281	-		-
August 21, 2024 (3)	CAD$	5.12	666,667	-	-		-
			1,463,208	$3,776,428	-	$

1)	The warrants expire October 30, 2028. These were moved from derivative liability August 7, 2024.
2)	The warrants expire April 29, 2029. These were moved from derivative liability August 7, 2024.
3)	The warrants expire August 21, 2029.

15

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2024

Expressed in Canadian Dollars (unaudited)

13.	SHARE CAPITAL (CONT’D)

The fair values of the derivative warrants and were estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	September 30, 2024	December 31, 2023
Risk free interest rate	3.58%	3.84%
Expected volatility	120.48%	113.78%
Expected life	4.66 years	4.8 years
Expected dividend yield	0%	0%

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2022	316,672	$147.53
Issued	332,800	20.66
Expired	(306,480)	153.52
Outstanding, December 31, 2023	342,992	$15.75
Issued	2,496,370	4.38
Exercised	(791,668)	0.4661
Expired	(10,192)	125.00
Outstanding September 30, 2024	2,037,502	$6.14

As at September 30, 2024, the Company had the following warrants outstanding:

Date issued	Expiry date	Exercise price		Number of warrants outstanding
October 30, 2023	October 30, 2026	CAD$	23.20	12,800
October 30, 2023	October 30, 2028	CAD$	5.6925	256,000
February 26, 2024	February 26, 2027	US$	8.44	26,800
February 26, 2024	February 26, 2029	US$	4.4025	474,332
April 29, 2024	April 29, 2029	CAD$	5.625	540,541
April 29, 2024	April 29, 2024	CAD$	11.06	27,028
August 21, 2024	August 21, 2027	CAD$	5.12	33,334
August 21, 2024	August 21, 2029	CAD$	5.12	666,667
				2,037,502

The weighted average remaining contractual life of warrants outstanding as of September 30, 2024, was 4.51 years (December 31, 2023 – 4.63 years).

16

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2024

Expressed in Canadian Dollars (unaudited)

14.	SEGMENTED INFORMATION

The Company organizes its three segments based on product lines as well as a Corporate segment. The three segments are Drones, Vital (Vital Intelligence), and Corporate. The Drones segment derives its revenue from products and services related to the sale of unmanned aerial vehicles (UAV). The Vital segment derives its revenue from the sale of products that measure vitals to help detect symptoms from large groups of people from a distance. The Corporate segment includes all costs not directly associated with the Drone and Vital segments. The Company aggregates the information for the segments by analyzing the revenue steam and allocating direct costs to that respective segment. The Corporate segment is aggregated by relying on the entity that includes corporate costs (Draganfly Inc.).

September 30, 2024	Drones	Vital	Corporate	Total
Sales of goods	$3,953,974	$-	$-	$3,953,974
Provision of services	973,202	20,718	-	993,920
Total revenue	4,927,176	20,718	-	4,947,894
Segment loss (income)	4,509,638	(20,718)	1,165,111	5,654,031
Finance and other costs	85,436	-	-	85,436
Depreciation	412,544	-	11,495	424,039
Amortization	8,464	-	-	8,464
Change in fair value of derivative liability	-	-	2,788,734	2,788,734
Loss on write-off of notes receivable	-	-	18,425	18,425
Loss on write down of inventory	176,422	-	-	176,422
Net loss for the period	$5,192,504	$(20,718)	$3,983,765	$9,155,551

September 30, 2023	Drones	Vital	Corporate	Total
Sales of goods	$4,215,220	$400,065	$-	$4,615,285
Provision of services	1,023,257	-	-	1,023,257
Total revenue	5,238,477	400,065	-	5,638,542
Segment loss	12,812,936	(140,366)	6,183,566	18,856,136
Finance and other costs	(74,397)	-	(3,069)	(77,466)
Depreciation	354,139	-	7,984	362,123
Amortization	26,969	-	-	26,969
Change in fair value of derivative liability	-	-	(57,314)	(57,314)
Loss on write-off of notes receivable	-	-	104,780	104,780
Loss on write down of inventory	208,247	-	-	208,247
Net loss for the period	$13,327,894	$(140,366)	$6,235,947	$19,423,475

Geographic revenue is measured by aggregating sales based on the country and the entity where the sale was made.

Geographic segmentation is as follows:

	As of September 30, 2024	As of December 31, 2023
Non-current assets
Canada	$1,141,414	$1,441,701
United States	52,720	206,616
	$1,194,134	$1,648,317

Geographic segmentation is as follows:	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Revenue
Canada	$1,860,227	$1,736,850	$4,913,720	$5,227,983
United States	25,095	401,167	34,174	410,559
	$1,885,322	$2,138,017	$4,947,894	$5,638,542

17

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2024

Expressed in Canadian Dollars (unaudited)

15.	OFFICE AND MISCELLANEOUS

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Advertising, Marketing, and Investor Relations	$204,942	$642,055	$547,700	$3,915,184
Compliance fees	63,988	27,816	202,987	163,451
Impairment of accounts receivable	-	-	-	198,513
Contract Work	-	729,378	-	796,725
Other	239,624	206,271	625,298	769,703
	$508,554	$1,605,520	$1,375,985	$5,843,576

16.	OTHER EXPENSE

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Share issue costs	$60,179	$-	$1,254,629	$-
Write off of accounts (payable) receivable	40,409	-	(8,424)	-
Gain on settlement of debt	-	-	-	(26,193)
Other	(3,307)	-	(9,036)	424
	$97,281	$-	$1,237,169	$(25,769)

17.	RELATED PARTY TRANSACTIONS

Trade receivables/payables and accrued receivables/payables:

As at September 30, 2024, the Company had $10,874 (2023 - $40,095) payable to related parties that was included in accounts payable. The balances outstanding are unsecured, non-interest bearing and due on demand.

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. Compensation awarded to key management for the three and nine months ended September 30, 2024 and 2023 included:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Director fees	$131,469	$148,914	$375,368	$452,154
Salaries	127,329	300,836	396,916	842,436
Share-based payments	223,364	375,619	527,224	906,498
	$482,162	$825,369	$1,299,508	$2,201,088

During the three months ended September 30, 2024, the directors agreed to a 20% reduction in their fees for the quarter.

18

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2024

Expressed in Canadian Dollars (unaudited)

17.	RELATED PARTY TRANSACTIONS (CONT’D)

Other related party transactions

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Management fees paid to a company controlled by CEO and director	$109,437	$106,250	$325,125	$486,250
Management fees paid to a company that the CEO holds an economic interest in	64,463	128,330	190,164	355,111
Management fees paid to a company controlled by the former President and director	41,910	66,220	119,335	211,372
	$215,810	$300,800	$634,624	$1,052,733

18.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that of an unexpected loss if a customer or third party fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and receivables. The majority of cash is deposited in bank accounts held with a major bank in Canada and the United States. As most of the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies.

Receivables

Receivables primarily consist of trade receivables and taxes receivable. The Company provides credit in the normal course of business in the form of payment terms and has an established process for determining terms to offer customers to mitigate credit risk. Receivables are shown net of any provision made for impairment of the receivables. Due to this factor, the Company believes that no additional credit risk, beyond amounts provided for collection loss, is inherent in receivables.

Expected credit loss (“ECL”) analysis is performed at each reporting date using an objective approach to measure expected credit losses. The provision amounts are based on direct management interface with the customer. The calculations reflect the probability-weighted outcome, the time value of money and reasonable supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, business failure, the failure of a debtor to engage in a repayment plan, and a failure to make contractual payments over the negotiated contract period.

Trade receivables include balances of $268,630 that are past due with no corresponding allowance recorded. However, upon review of these balances, the expected credit loss rate for overdue balances is estimated to be nominal. A total of $11,216 of past due balances without allowances booked against them has been collected subsequent to period end.

19

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2024

Expressed in Canadian Dollars (unaudited)

18.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

Fair value

A number of the Company’s accounting policies and disclosures require the measurement of fair values for financial assets and liabilities. The Company has established a control framework with respect to the measurement of fair values. Fair values are categorized into different levels of a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

Equity securities in investee companies and warrants are measured at fair value. The financial assets and liabilities measured at fair value by hierarchy are shown in the table below. The amounts shown are based on the amounts recognized in the condensed consolidated interim statements of financial position. These financial instruments are measured at fair value through profit and loss.

September 30, 2024	Level 1	Level 3	Total
Cash	$3,997,577	$-	$3,997,577
Equity securities in investee companies	14,286	-	14,286
Derivative liability	-	1,252,005	1,252,005
Total	$4,011,863	$1,252,005	$5,263,868

December 31, 2023	Level 1	Level 3	Total
Cash	$3,093,612	-	$3,093,612
Equity securities in investee companies	$57,143	$132,260	$189,403
Derivative liability	-	4,196,125	4,196,125
Total	$3,150,755	$4,328,385	$7,479,140

The following table shows the valuation techniques used in measuring Level 3 fair values for the derivative liability as well as the significant unobservable inputs used.

Type	Valuation technique	Key inputs	Inter-relationship between significant inputs and fair value measurement
Warrant derivative liability	The fair value of the warrants derivative liability at initial recognition and at year end has been calculated using the Black Scholes Option Pricing Model	Key observable inputs ● Share price ● Risk free interest rate ● Dividend yield Key unobservable inputs ● Expected volatility

The estimated fair value would increase (decrease) if:

● The price was higher (lower)

● The risk-free rate was higher (lower)

● The dividend yield was lower (higher)

● The expected volatility was higher (lower)

For the fair value of the derivative liability, reasonable possible changes to the expected volatility, the most significant unobservable input would have the following effects:

Unobservable Inputs	Change	Impact on comprehensive loss
		Nine months ended September 30, 2024	Year ended December 31, 2023
Volatility	20%	$165,428	$291,149

20